C21 Investments Announces Full Repayment of $30 Million Senior Secured Note

Debt Retirement Eliminates $6 Million in Annual Principal Repayment Obligation

VANCOUVER, June 2, 2023 - C21 Investments Inc. (CSE: CXXI and OTCQX: CXXIF) ("C21" or the "Company"), a vertically integrated cannabis company, today announced that it has completed the full repayment of its $30 million senior secured note (the "Promissory Note") owing to Sonny Newman, the Company's President and Chief Executive Officer (the "Debt Retirement").

The Promissory Note was originally issued in January 2019 in connection with the Company's acquisition of 100% of the membership interests of both Silver State Relief LLC and Silver State Cultivation LLC (collectively "Silver State"), both Nevada limited liability companies, from Sonny Newman, the sole owner of Silver State. The Promissory Note carried an annual interest rate of 10% (subsequently reduced to 9.5%) and was secured against the Silver State companies and their assets.

In connection with the Debt Retirement, the security against Silver State has been fully discharged. The Debt Retirement eliminates the Company's annual principal repayment obligation of $6.0 million plus interest.

Chairman of the Board of Directors, Bruce Macdonald commented: "With our final $0.5 million monthly principal payment on June 1st, we have completed full repayment of our $30 million senior secured note to our CEO, Sonny Newman. Over the past four years, our ability to generate consistent, meaningful free cash flow has afforded us the opportunity to repay the debt without the need for a dilutive or high-cost capital raise. The Company is now better-positioned to extend our retail footprint to align with our recent cultivation expansion. The Board would like to thank Sonny for his strong belief and commitment to the Company and we look forward to working closely together to build the next phase of C21."

For further inquiries, please contact:

Investor contact:	Company contact:

Investor Relations	Michael Kidd
info@cxxi.ca	Chief Financial Officer and Director
+1 833 289-2994	Michael.Kidd@cxxi.ca

About C21 Investments Inc.

C21 Investments is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues with high-growth potential multi-market branded consumer packaged goods. The Company owns Silver State Relief and Silver State Cultivation in Nevada, and Phantom Farms and Eco Firma Farms in Oregon. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada, additional information on C21 Investments can be found at www.sedar.com and www.cxxi.ca.

Neither the Canadian Securities Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.